EPICQUEST
EDUCATION GROUP INTERNATIONAL

EPICQUEST EDUCATION GROUP INTL. LIMITED
1209 N.UNIVERSITY BLVD
MIDDLETOWN, OH 45042

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 11/23/2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 11/23/2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR each of the following director nominees:

1. Election of Directors

Nominees	For	Against	Abstain
1a. Jianbo Zhang	☐	☐	☐
1b. Zhenyu Wu	☐	☐	☐
1c. Craig Wilson	☐	☐	☐
1d. G. Michael Pratt	☐	☐	☐
1e. Xiaojun Cui	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposal:	For	Against	Abstain
2. To ratify the appointment of ZH CPA, LLC as the Company's independent registered public accounting firm for the year ending September 30, 2023.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000621446_1 R1.0.0.6

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com

2023 ANNUAL MEETING OF SHAREHOLDERS OF
EPICQUEST EDUCATION GROUP INTERNATIONAL LIMITED
November 24, 2023 11:00 AM Pacific Time
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Jianbo Zhang and Zhenyu Wu, and each of them, the proxies of the undersigned, with full power of substitution, and hereby authorizes them, and each of them acting singly, to represent and to vote, as designated below, all of the Company's common shares held of record by the undersigned on October 20, 2023, at the Annual Meeting of Shareholders to be held on November 24, 2023, at 11:00 a.m. Pacific Time at EduGlobal College, Board Room, 500 - 628 Sixth Avenue, New Westminster, BC V3M 6Z1 Canada, and at any adjournment or postponement thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The undersigned hereby revokes any proxy or proxies heretofore given and acknowledges receipt of a copy of the Notice of Annual Meeting and Proxy Statement and a copy of the Company's Annual Report on Form 20-F for the fiscal year ended September 30, 2022.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF YOU RETURN AN EXECUTED COPY OF THIS PROXY CARD AND DO NOT CHECK A BOX WITH RESPECT TO ANY OF THE PROPOSALS SET FORTH ON THE REVERSE SIDE, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED "FOR" EACH OF THE DIRECTOR NOMINEES AND "FOR" PROPOSAL 2.

0000621446_2 R1.0.0.6

Continued and to be signed on reverse side